UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 16.8% FOR THE MONTH OF DECEMBER

Guadalajara, Jalisco, Mexico, January 9, 2017 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of December 2016, compared to traffic figures for December 2015.

During December 2016, total terminal passengers increased 16.8% in the Company’s 13 airports, compared to the same period of the previous year. Domestic passenger traffic increased by 19.0%, while international passenger traffic increased by 13.7%.

Domestic Terminal Passengers (in thousands):

Airport	Dec-15	Dec-16	Change	Jan-Dec 15	Jan-Dec 16	Change
Guadalajara	616.6	738.5	19.8%	6,536.6	7,722.8	18.1%
Tijuana	537.8	661.8	23.1%	4,823.0	6,272.0	30.0%
Los Cabos	98.7	122.9	24.5%	1,020.3	1,273.5	24.8%
Puerto Vallarta	98.7	108.7	10.1%	1,124.2	1,303.8	16.0%
Montego Bay	0.7	0.8	9.4%	9.6	8.7	-9.7%
Guanajuato	87.9	109.0	24.0%	936.4	1,112.1	18.8%
Hermosillo	122.0	132.4	8.5%	1,278.2	1,481.3	15.9%
La Paz	73.0	79.6	9.1%	672.6	835.6	24.2%
Mexicali	59.4	71.5	20.3%	591.2	710.7	20.2%
Aguascalientes	41.6	47.8	15.0%	471.8	531.7	12.7%
Morelia	25.2	27.7	9.8%	229.2	268.0	16.9%
Los Mochis	29.7	32.9	10.9%	285.9	341.7	19.5%
Manzanillo	9.8	10.1	2.7%	102.0	114.2	11.9%
Total	1,801.3	2,143.7	19.0%	18,080.9	21,976.2	21.5%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100 ext 20151	Tel: 212 406 3691/212 406 3694
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

International Terminal Passengers (in thousands):

Airport	Dec-15	Dec-16	Change	Jan-Dec 15	Jan-Dec 16	Change
Guadalajara	323.1	373.4	15.6%	3,254.3	3,672.9	12.9%
Tijuana	4.9	5.5	13.5%	47.5	60.4	27.2%
Los Cabos	246.5	296.3	20.2%	2,632.6	2,974.5	13.0%
Puerto Vallarta	285.6	326.8	14.4%	2,469.3	2,759.5	11.8%
Montego Bay	346.9	371.5	7.1%	3,730.8	3,892.9	4.3%
Guanajuato	53.3	61.5	15.2%	555.6	599.3	7.9%
Hermosillo	7.2	7.5	4.9%	71.1	80.2	12.8%
La Paz	0.6	0.7	10.8%	9.8	10.9	11.2%
Mexicali	0.4	0.4	6.6%	4.5	5.5	23.2%
Aguascalientes	14.0	14.9	6.5%	161.3	162.1	0.5%
Morelia	21.8	25.0	14.8%	249.3	267.9	7.5%
Los Mochis	0.5	0.6	15.8%	5.0	5.7	13.6%
Manzanillo	10.5	11.1	5.5%	92.4	81.0	-12.4%
Total	1,315.2	1,495.2	13.7%	13,283.5	14,572.8	9.7%

Total Terminal Passengers (in thousands):

Airport	Dec-15	Dec-16	Change	Jan-Dec 15	Jan-Dec 16	Change
Guadalajara	939.7	1,111.9	18.3%	9,790.8	11,395.8	16.4%
Tijuana	542.6	667.3	23.0%	4,870.5	6,332.5	30.0%
Los Cabos	345.2	419.3	21.4%	3,652.9	4,248.0	16.3%
Puerto Vallarta	384.3	435.5	13.3%	3,593.5	4,063.3	13.1%
Montego Bay	347.6	372.2	7.1%	3,740.4	3,901.6	4.3%
Guanajuato	141.3	170.5	20.7%	1,492.1	1,711.4	14.7%
Hermosillo	129.2	139.9	8.3%	1,349.3	1,561.5	15.7%
La Paz	73.6	80.3	9.1%	682.4	846.6	24.1%
Mexicali	59.8	71.9	20.3%	595.6	716.2	20.2%
Aguascalientes	55.5	62.7	12.9%	633.1	693.7	9.6%
Morelia	47.0	52.7	12.1%	478.5	535.9	12.0%
Los Mochis	30.2	33.5	10.9%	290.9	347.4	19.4%
Manzanillo	20.3	21.2	4.2%	194.4	195.2	0.4%
Total	3,116.5	3,638.9	16.8%	31,364.4	36,549.0	16.5%

Events for the Period:

  Seats and Load Factor: In December 2016, GAP registered a 14.3% increase in the number of seats available compared to December 2015. Load factor for the month rose by 1.7 percentage points, from 77.7% in December 2015 to 79.4%.

  New Routes:

o	Puerto Vallarta to Los Angeles: American Airlines and Southwest
o	Los Cabos to Los Angeles: Delta and Southwest
o	Tijuana to Monterrey: VivaAerobus
o	Tijuana to Toluca: Volaris
o	Manzanillo to Regina: Sunwing
o	Montego Bay to Boston: Delta

  Domestic Market: The Tijuana airport reported GAP’s highest absolute growth in terms of domestic passengers during the month of December. The increase of 124 thousand passengers was mainly derived from the routes to Guadalajara, Mexico City and Culiacan. Meanwhile, the Guadalajara airport benefited from the new frequencies operated by Volaris and VivaAerobus during the month; as these airlines increased their seat offerings by 19% and 42%, respectively. Finally, Los Cabos reported a 24% increase due to the entry into operation of large capacity aircrafts in operation, such as the A321 by Volaris and the A320 by VivaAerobus.

  International Market: In December, the Guadalajara airport maintained its double-digit growth trend in terms of international traffic. The main contributors to this growth were the Los Angeles, Chicago and San Francisco routes, and were the result of the year-end holiday season. The Los Cabos and Puerto Vallarta airports benefited from the Mexico-U.S. bilateral aviation agreement, as both airports had two additional airlines operating on their routes from Los Angeles (previously limited to only 3 operators).

•	Interjet: The inspection process for the Superjet100 aircrafts during December 2016 had a minimal impact on the Company’s passenger flow. It is important to highlight that all routes currently operated by Interjet using this type aircraft have additional operators.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: January 9, 2016